                                                                     Exhibit 2.5


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


OVERVIEW

The Company is one of the largest subsea contractors in the world with services covering all phases of subsea offshore oil and gas operations from exploration to decommissioning. The Company operates in more than 20 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa and the Middle East ("SEAME"), South America and the Gulf of Mexico.

The rate of growth of world demand for energy has caused the oil and gas industry to increase the level of offshore exploration in recent years. Technological advances have increased the success rate of exploration and contributed to reducing the costs of subsea development. Subsea technology, where the well head is on the seabed and process plant usually on a ship, is now the first choice for all deep water new field development worldwide. This technology is also applied to tie-back smaller deposits to existing production platforms in mature oil production areas. With the growth in the use of this technology the market for the Company's services is growing by what is estimated to be 20% per annum.

The North Sea and the area to the West of the Shetlands, which currently accounts for 61% of the Company's revenue, is expected to account for 45% of the worldwide market for new field developments over the next three years. West Africa and Brazil are also expected to experience rapid growth during this same period. The Gulf of Mexico also has considerable development potential in the medium-term with the deep water subsea construction activity in this area growing rapidly from 2001.

The market for the Company's services is dependent upon the success of exploration and the level of production expenditure in the oil and gas industry. Traditionally, such expenditure is cyclical in nature and influenced by development costs and prevailing oil and gas prices as well as expectations about future supply and demand developments.

SEASONALITY

Over the past three years, approximately two-thirds of the Company's revenue has been generated from work performed in the North Sea. Although this is less apparent than in the past due to advances in technology, adverse weather conditions in the North Sea generally result in less activity in this region during the winter months. Therefore, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

SUBSEA CONSTRUCTION SUPPORT SHIP UTILIZATION

The following table sets forth average ship utilization rates for the Company's fleet of construction support ships for each quarterly period through November 30, 1997. Ship utilization rate is calculated by dividing the total number of days for which the ships are engaged in project-related work in a quarter by the total number of days that the ships were owned or chartered by the Company in such quarter, expressed as a percentage.

--------------------------------------------------------------
                            Ship Days Available
   Years ended    --------------------------------------------
   November 30,   Qtr.1    Qtr.2    Qtr.3    Qtr.4    Year
--------------------------------------------------------------
   1997             630      759      895      970   3,254
   1996             668      644      644      637   2,593
   1995             630      644      644      637   2,555
--------------------------------------------------------------
                                % Utilization
                  --------------------------------------------
                  Qtr.1    Qtr.2    Qtr.3    Qtr.4    Year
--------------------------------------------------------------
   1997              81%      93%      94%      96%     92%
   1996              45%      72%      73%      92%     70%
   1995              37%      75%      98%      77%     72%
--------------------------------------------------------------

Utilization in 1997 was greatly increased due to improvements in market conditions and the Company's success in securing contracts worldwide. Utilization was down slightly in 1996 compared to 1995 primarily due to the repair and upgrade of the Seaway Osprey in 1996 following its grounding in the Gulf of Suez. The installation of flexible flowline lay systems in the first half of 1995 and the installation of rigid flowline lay systems in the first half of 1996 on the Seaway Falcon also contributed to lower utilization averages in 1995 and 1996.

RESULTS OF OPERATIONS

The following table shows annual net operating revenue and gross profit
(loss) earned by each region for the past three fiscal years.

===========================================================================================================================
   For the years ended November 30, (in millions)       1997                     1996                       1995
---------------------------------------------------------------------------------------------------------------------------
   NET OPERATING REVENUE
   North Sea                                   $262.9         61%        $207.1         66%        $217.2           66%
   Asia Pacific                                  39.6          9           39.2         12           34.9           11
   SEAME                                         75.7         18           44.6         14           59.8           18
   South America                                 43.7         10           14.3          5           15.1            5
   Gulf of Mexico                                 9.2          2            8.2          3          n/a            n/a
   Total                                       $431.1        100%        $313.4        100%        $327.0          100%
===========================================================================================================================
   GROSS PROFIT (LOSS)
   North Sea                                   $ 45.2         59%        $ 16.3         77%        $ 28.0           61%
   Asia Pacific                                  10.5         13            3.0         14           11.7           26
   SEAME                                         12.1         15            0.1          0            1.2            3
   South America                                  9.0         12            4.6         22            4.7           10
   Gulf of Mexico                                 1.0          1           (2.8)       (13)        n/a             n/a
   Total                                       $ 77.8        100%        $ 21.2        100%        $ 45.6          100%
===========================================================================================================================

Net operating revenue increased to $431.1 million in 1997 from $313.4 million in 1996 largely as a result of improved market conditions in the North Sea, West Africa and Brazil and increased ship capacity. During the year four additional ships SEAWAY EAGLE, SEAWAY HAWK, DISCOVERY and TOISA PUMA were brought into service. Gross profit increased to $77.8 million in 1997 from $21.2 million in 1996 in line with the above.

Net operating revenue in 1996 decreased by $13.6 million from $327.0 million in 1995 to $313.4 million largely as a result of the unavailability of ship days during the peak season in the North Sea. The decline in the gross profit of $24.4 million from $45.6 million in 1995 to $21.2 million in 1996 was the result of the problems encountered on the first rigid lay project in the North Sea, the unavailability of the SEAWAY OSPREY for an extended period after it grounded in the Gulf of Suez and reduced margins in Asia Pacific.

NORTH SEA

Net operating revenue increased to $262.9 million in 1997 from $207.1 million in 1996, mainly as a result of improved market conditions, increased project activity and the increase in the fleet. This also impacted gross profit which improved from $16.3 million in 1996 to $45.2 million in 1997. Improvements in project performance also contributed to the increase in the gross profit.

The decrease of $10.1 million in net operating revenue from $217.2 million in 1995 to $207.1 million in 1996 was largely due to the unavailability of ship days during the summer months as well as the fact that a greater amount of activity in the region was channeled through non-consolidated joint ventures in which the Company participates. The decrease in gross profit of $11.7 million is mainly explained by the loss of ship revenue and greater than anticipated costs incurred on the Statoil Yme Beta project.

ASIA PACIFIC

Net operating revenue for the region in 1997 of $39.6 million was comparable with $39.2 million in 1996. Gross profit increased to $10.5 million in 1997 from $3.0 million in 1996 largely as a result of improved project margins and executions. Due to the current economic problems in Asia a number of the national oil and gas companies in the region are forecasting a reduction in their level of exploration and production expenditure. The international nature of the Company's business means that this is not expected to have a material impact on the Company's anticipated revenue or results in the region with the majority of revenue denominated in U.S. dollars.

Net operating revenue for 1996 was $39.2 million compared to $34.9 million in 1995. Revenues grew because of increased activity in Indonesia and ROV (remotely operated vehicles) activity resulting from the acquisition of an Australian business at the end of 1995. The reduction in gross profit to $3.0 million from $11.7 million is partly due to the contribution made by a major subsea development project on the Wanaea and Cossack fields undertaken in 1995 and partly due to cost overruns on one project in Indonesia in 1996.

SOUTHERN EUROPE, AFRICA AND MIDDLE EAST (SEAME)

Net operating revenue increased by $31.1 million from $44.6 million in 1996 to $75.7 million in 1997. This high level of activity was due to the delay of projects from 1996 and improved ship availability due to the increases in the Company's fleet. The Seaway Hawk has been deployed in this region since she entered service in June 1997 and the Seaway Falcon has been active in this region on a variety of flowline lay projects during the year. The gross profit has also improved by $12.0 million to $12.1 million in 1997 as a result of an increase in market demand which has led to improved margins on flowline lay projects in the region.

Net operating revenue decreased by $15.2 million to $44.6 million in 1996 to $59.8 million in 1995. The reduction in revenue largely resulted from the delayed start of projects in West Africa as a consequence of the unavailability of assets deployed on other projects. Gross profit declined from $1.2 million in 1995 to $0.1 million in 1996. This decline predominantly arose from poorer than anticipated execution of projects in the Gulf of Suez in 1996.

SOUTH AMERICA

Net operating revenue increased by $29.4 million to $43.7 million in 1997 from $14.3 million. This increase was due to the deployment of the Seaway Osprey and Seaway Harrier in the region on three and four year dayrate contracts, respectively. The $4.4 million increase in the gross profit to $9.0 million in 1997 from $4.6 million in 1996 was also attributable to the activities of the ships.

Net operating revenue of $14.3 million in 1996 compared to $15.1 million in 1995. Gross profit in 1996 was $4.6 million compared to $4.7 million in 1995.

GULF OF MEXICO

Net operating revenue of $9.2 million represented an increase of $1.0 million compared with 1996. Gross profit increased by $3.8 million from a gross loss of $2.8 million to a gross profit of $1.0 million. Both these increases were the result of the successful completion of the Mensa project for Shell which was completed ahead of time and under budget. With the expansion of the deep water market in the Gulf of Mexico the Company is strengthening its presence in this region by establishing a new office in New Orleans and assigning the SEAWAY HAWK to the region on completion of projects in the Middle East.

1996 represented the first year of operations in the region, where the Company earned net operating revenue of $8.2 million at a gross loss of $2.8 million in 1996. The first project was for the SEAWAY PELICAN, in relatively shallow water, repairing hurricane damage during the first quarter of 1996. This project was undertaken during the winter months when the ship was unable to work in the harsher environment of the North Sea and therefore this work was taken at margins lower than those normally considered acceptable.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization of $25.5 million in 1997 compared to $25.6 million in 1996. The increase in depreciation charges due to capital expenditure has been offset by the effect of the strengthening of the U.S. dollar as the majority of fixed assets were denominated in currencies other than the U.S. dollar in 1997.

In 1996 depreciation and amortization decreased $1.8 million from 1995 as the upgrade to the SEAWAY OSPREY led to an extension of her estimated useful life and therefore a lower depreciation charge.

EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES

The Company's equity in the net income of joint ventures in 1997 was $12.2 million compared to $5.5 million in 1996. This increase resulted from increased profitability of Seaway Heavy Lifting Limited ("SHL"), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc ("Lukoil"). The venture's chartered heavy-lift ship, the STANISLAV YUDIN, performs installation work. The commencement of operations of an additional North Sea joint venture project in 1997 also contributed to the increase.

The Company's equity in the net income of joint ventures was $5.5 million in 1996 compared to $6.4 million in 1995. The decrease was due to the completion of a profitable Australian joint venture project with Transfield in 1995 which was not replaced, partially offset by the profit contributed from the Company's three new joint ventures in the North Sea, two of which commenced operations in 1996. A substantial proportion of equity income in 1996 was contributed by SHL.

ADMINISTRATIVE AND GENERAL EXPENSES

Administrative and general expenses in 1997 were $31.4 million compared to $30.1 million in 1996. This increase was primarily due to the provision for profit sharing offset in part by the impact of strengthening of the U.S. dollar on the translation of the administrative and general expenses of the various non U.S. dollar functional subsidiaries.

Administrative and general expenses were $30.1 million in 1996, a decrease of $2.7 million from 1995. The decrease is due to a number of one-off charges incurred in 1995 for redundancies and other costs associated with the restructuring of certain of the Company's administrative functions.

WRITE DOWN OF CERTAIN ASSETS

During 1997 there was a write down of certain assets amounting to $4.2 million. In accordance with SFAS No. 121 the write down of assets was largely the result of management's assessment that certain subsea assets were unlikely to generate sufficient cashflows to justify their current book value. These assets have been written down to fair market value.

NON-OPERATING INCOME (EXPENSE)

NET INTEREST EXPENSE In 1997 net interest expense decreased from $11.0 million in 1996 to $9.5 million as a result of lower borrowings subsequent to the successful equity offerings during the year. Net interest expense decreased by approximately $0.3 million to $11.0 million in 1996 due to lower borrowing rates following the refinancing of the Company's ship mortgages.

OTHER INCOME (EXPENSE) In 1997 the income of $5.0 million comprises pre-tax gains of $4.8 million realized on the swap of assets with third parties at fair market value, together with an insurance recovery of $0.4 million. The 1996 expense of $2.3 million largely represented provisions relating to the disposal of the Company's French civil engineering business. In 1995 the expense of $1.5 million included costs associated with the reassessment of asset lives and values.

INCOME TAXES The Company recorded a net tax provision of $11.1 million in 1997, compared with a net tax benefit of $1.8 million in 1996 and a net tax provision of $4.2 million in 1995. The principle cause of the variations between years has been the level of pre-tax income or loss recognized in Norwegian and U.K. tax jurisdictions.

The Company has recognized tax benefits of $1.4 million in 1997 compared to $1.8 million in 1996 and $0.5 million in 1995 related to net operating loss carryforwards which will be utilized to offset taxable income in future years. As of November 30, 1997 deferred tax assets related only to losses incurred by the Company's U.K. and Australian resident subsidiaries where management expect taxable profits to arise in the future.

CAPITAL STOCK AND EARNINGS PER SHARE

During the year the Company completed two public offerings. In March 1997 8,050,000 Common Shares were sold by the Company and during November 1997 an additional 4,000,000 Common Shares were sold. Concurrent with the first offering the Company exchanged approximately $57.6 million of debt due to an affiliate of Stolt-Nielsen S.A. ("SNSA") for 14,000,000 of Class B Shares. Concurrent with the second offering SNSA sold 4,000,000 of Common Shares which had been converted from 8,000,000 Class B Shares. The cash effect of these transactions are discussed below.

On January 9, 1998 the Company completed a two-for-one stock split by means of a stock dividend distribution. All share and earnings per share information contained within the Annual Report have been restated to reflect the stock split.

LIQUIDITY AND CAPITAL RESOURCES

The primary liquidity needs of the Company are to fund project working capital requirements as well as funding capital expenditures to acquire, improve and maintain the Company's fleet of ships and ROVs. The Company's principal sources of funds have been borrowings from commercial banks, SNSA and cash generated by operations. The Company uses short-term overdraft facilities and lines of credit to cover working capital and other short-term requirements. To finance capital expenditure the Company has relied on commercial banks, SNSA and equity funding.

As of November 30, 1997 the Company had available short-term bank facilities amounting to $60.3 million, of which $13.4 million were utilized. Most of these facilities are guaranteed by SNSA.

As of November 30, 1997, the Company had a total of $16.0 million of outstanding bank debt and other notes payable, of which $12.0 million was guaranteed by SNSA.

Subsequent to November 30, 1997 the Company obtained a new credit facility with Midland Bank plc and Den norske Bank ASA, which provides for a five year revolving credit line in the principal amount of $125.0 million, such principal reducing to $100.0 million and $75.0 million in years four and five respectively. This facility is secured by first priority mortgages on five of the Company's construction support ships. This facility does not require an SNSA guarantee. The interest on the facility will be based on the ratio of the Company's debt to EBITDA (as defined) and will range from LIBOR + 0.40% to LIBOR + 0.80% per annum.

The Company expects to make capital expenditures of about $130.0 million during 1998, of which about $20.0 million was committed at November 30, 1997. Debt service is expected to be about $6.0 million. Based on the current level of activity, cash from operations is expected to be approximately $80.0 million which results in a funding requirement of about $56.0 million. The Company believes that it has adequate facilities to meet this funding requirement.

Net cash provided by operating activities during the year ended November 30, 1997 was $2.9 million compared to net cash used by operations of $1.0 million during 1996. The variation of $3.9 million is due to the changes in income from operations offset by a larger working capital requirement resulting from the increased activity level. At November 30, 1997 average accounts receivable days outstanding were approximately 124 days compared to 135 days at November 30, 1996. This decrease is a result of improved credit terms being negotiated with customers.

Net cash used by operating activities in 1996 was $1.0 million compared to net cash provided by operations of $24.9 million in 1995. The year-to-year variations in the cash from operations are due to the fluctuations in net operating income as discussed above under "Results of operations".

Net cash used in investing activities was $101.3 million in 1997 compared to $33.6 million in 1996. In 1997 the expenditure was mainly on capital expenditure of $108.6 million which included the acquisition and completion of the SEAWAY EAGLE and the acquisition of the SEAWAY HAWK of $73.7 million, $8.5 million for ROVs, and $15.0 million on rigid flowline lay capabilities. Cash distributions from non-consolidated joint ventures were $7.0 million.

In 1996 the net cash used in investing activities was largely $40.2 million of capital expenditure including $28.8 million of expenditure on the SEAWAY FALCON, SEAWAY OSPREY and SEAWAY EAGLE. Cash distributions from non-consolidated joint ventures were $10.4 million.

In 1995 investing activities used cash of $32.8 million comprising $39.8 million of capital expenditure which was partially offset with the proceeds from the sale of fixed assets and the divestment of certain holdings in non-consolidated joint ventures.

Net cash provided by financing activities in the year ended November 30, 1997 was $102.3 million compared to $36.5 million in 1996. The increase in 1997 was due to the net proceeds from two public offerings of Common Shares during the year, offset by the repayment of long-term debt and a decrease in funding from SNSA. Concurrent with the first of those offerings, the Company exchanged approximately $57.6 million of debt due to SNSA into 14,000,000 Class B Shares. This exchange was a non-cash transaction.

In 1996 financing provided net cash of $36.5 million which consisted principally of borrowing from SNSA of $42.4 million, drawdowns on the Company's overdraft facilities of approximately $7.4 million, and principal repayments on long-term debt of $17.7 million.

In 1995 financing activities provided net cash of $5.5 million. Proceeds of $43.8 million from the refinancing of certain of the Company's fleet of construction support ships were offset by repayments of borrowings from SNSA of $22.7 million and repayments of long-term debt and other items of approximately $15.6 million.

MULTI-CURRENCY ACTIVITIES

While the functional and reporting currency of the Company is the U.S. dollar, the functional currencies of the activities in the North Sea region, which is the most significant part of the business, are the Norwegian krone and the British pound. The majority of net operating revenue and expenses are denominated in the functional currency of the individual operating subsidiaries.

In the year ended November 30, 1997 and in prior periods the Company's activities in Brazil have been accounted for in accordance with SFAS No. 52 as activities taking place in a hyperinflationary environment. Changes in the economic environment suggest that the conditions normally associated with a hyperinflationary economy no longer exist within Brazil. The Company will therefore cease to treat activities in Brazil as occurring in a hyperinflationary environment with effect from December 1, 1997. As the majority of the Company's activities in Brazil are U.S. dollar denominated it is not anticipated that there will be any material effect on the Company's financial statements.

The Company enters into forward exchange and options contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with its committed exposures. The Company does not engage in foreign currency speculation.

THE YEAR 2000 ISSUE

During 1997, the Company appointed a project manager to assess the impact of this technology issue. This project will be completed during May 1998 and any impact on the Company's operations will be assessed at this time.

IMPACT OF NEW ACCOUNTING STANDARDS

In June 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". SFAS No. 125 requires that entities recognize the financial servicing of assets they control and liabilities they have incurred, and not recognize assets when control has been surrendered, and liabilities when extinguished. Certain provisions of this Standard are effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 and are to be applied prospectively. The Company did not incur material transactions which will have a significant impact on the Company's financial statements. The remaining provisions of SFAS No. 125 will become effective for transactions occurring after December 15, 1997. The Company does not expect the adoption of the remaining provisions of this Standard to have a significant impact on its financial statements.

In February 1997, the FASB issued SFAS No. 128 "Earnings per Share" which is effective for financial statements issued in periods ending after December 15, 1997. The new standard requires changes in the computation, presentation and disclosure requirements for earnings per share calculations. Assuming the Company had adopted SFAS No. 128, the pro forma effect on the Company's earnings per share calculation for the three years ended November 30, 1997 is as follows:

                                For the years ended November 30,
================================================================================
                                    1997      1996      1995
--------------------------------------------------------------------------------
   Earnings per share
   Basic                            $1.26    $(0.75)    $0.10
   Diluted                          $1.25    $(0.75)    $0.10
================================================================================

FORWARD LOOKING STATEMENTS The preceding discussion contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 1996. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.

                      SELECTED CONSOLIDATED FINANCIAL DATA


-----------------------------------------------------------------------------------------------------------------------------------
   For the years ended November 30 (in millions, except per share data)    1997        1996         1995         1994       1993
-----------------------------------------------------------------------------------------------------------------------------------
   Net operating revenue                                                 $431.1      $ 313.4       $327.0      $ 266.9     $378.0
   Non-recurring items                                                   $ (3.1)         -         $ (9.0)         -          -
   Net operating income (loss)                                           $ 54.5      $  (3.4)      $ 19.2      $ (22.7)    $ 17.5
   Net income (loss)                                                     $ 39.0      $ (14.9)      $  2.0      $ (16.6)    $ 7.1
   Net income (loss) per Common Share(a)                                 $ 1.23      $ (0.75)      $ 0.10      $ (0.83)    $ 0.42
   Weighted average number of Common Shares and

      Common Share equivalents outstanding(a)                              31.7         20.0         20.0         20.0       20.0
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
   November 30 (in millions, except per share data)                        1997        1996         1995         1994        1993
-----------------------------------------------------------------------------------------------------------------------------------
   Current assets less current liabilities (including
      current portion of long-term debt and capital
      leases and debt due to SNSA)                                        $ 78.7      $ (20.0)      $ 12.2      $(21.5)      $ 19.2
   Long-term assets                                                       $275.0      $ 207.7       $196.6      $177.9       $147.1
   Long-term debt, including long-term debt
      due to SNSA, and capital lease obligations
      (including current portion)                                         $  2.6      $ 154.5       $128.3      $112.8       $ 70.7
   Other long-term liabilities                                            $  3.5      $   4.2        $ 6.6      $  4.6       $ 11.0
   Shareholders' equity                                                   $348.0      $  76.9       $ 90.9      $ 87.6       $ 99.9
   Book value per Common Share and
      Common Share equivalents(a)                                         $ 8.85      $  3.84       $ 4.54      $ 4.38       $  5.0
   Total number of Common Shares and
      Common Share equivalents outstanding(a)                               39.3         20.0         20.0        20.0         20.0
-----------------------------------------------------------------------------------------------------------------------------------

(a) All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO STOLT COMEX SEAWAY S.A.

We have audited the accompanying consolidated balance sheets of Stolt Comex Seaway S.A. (a Luxembourg company) and its subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt Comex Seaway S.A. and subsidiaries as of November 30, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the consolidated financial statements, effective December 1, 1996 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of".


ARTHUR ANDERSEN
Edinburgh, Scotland
February 20th, 1998

                        CONSOLIDATED STATEMENTS OF INCOME

===========================================================================================================================
   For the years ended November 30 (in thousands, except per share data)                1997         1996         1995
---------------------------------------------------------------------------------------------------------------------------
   Net operating revenue                                                           $ 431,126    $ 313,358    $ 327,042
   Operating expenses                                                               (353,361)    (292,177)    (281,402)
---------------------------------------------------------------------------------------------------------------------------
      GROSS PROFIT- $                                                                 77,765       21,181       45,640
                  - %                                                                   18.0%         6.8%        14.0%
   Equity in net income of non-consolidated joint ventures                            12,242        5,483        6,439
   Administrative and general expenses                                               (31,363)     (30,101)     (32,887)
   Write down of certain assets (Note 6)                                              (4,157)           -            -
---------------------------------------------------------------------------------------------------------------------------
      NET OPERATING INCOME (LOSS)                                                     54,487       (3,437)      19,192
   NON-OPERATING (EXPENSE) INCOME:
   Interest expense                                                                  (10,209)     (11,452)     (11,951)
   Interest income                                                                       758          486          679
   Foreign currency exchange gain (loss), net                                             65           53         (179)
   Other income (expense), net                                                         5,038       (2,310)      (1,519)
---------------------------------------------------------------------------------------------------------------------------
      INCOME (LOSS) BEFORE INCOME TAXES                                               50,139      (16,660)       6,222
   Income tax (provision) benefit (Note 8)                                           (11,138)       1,758       (4,208)
---------------------------------------------------------------------------------------------------------------------------
      NET INCOME (LOSS)                                                            $  39,001    $ (14,902)   $   2,014
   Earnings per Common Share:
   Net income (loss) per Common Share (Note 2)                                     $    1.23    $   (0.75)   $    0.10
---------------------------------------------------------------------------------------------------------------------------
   WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND
      COMMON SHARE EQUIVALENTS OUTSTANDING (NOTE 2)                                   31,744       20,000       20,000
===========================================================================================================================

   The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements. All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998.

                           CONSOLIDATED BALANCE SHEETS


===========================================================================================================================
   November 30 (in thousands)                                                                        1997         1996
---------------------------------------------------------------------------------------------------------------------------
   ASSETS
   CURRENT ASSETS:
   Cash and cash equivalents                                                                      $ 8,345      $ 4,026
   Restricted cash deposits (Note 3)                                                                  762        5,521
   Trade receivables (Note 4)                                                                     146,704      116,057
   Inventories and work-in-progress (Note 5)                                                       10,882        9,477
   Prepaid expenses and other current assets                                                       15,707       12,677
---------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                                     182,400      147,758
---------------------------------------------------------------------------------------------------------------------------
   Fixed assets, at cost (Note 6)                                                                 356,249      278,578
   Less accumulated depreciation and amortization (Note 6)                                        111,850      106,135
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  244,399      172,443
---------------------------------------------------------------------------------------------------------------------------
   Restricted cash deposits (Note 3)                                                                    -          192
   Deposits and long-term receivables                                                               1,386        1,669
   Investments in and advances to non-consolidated joint ventures (Note 7)                          8,357        2,868
   Deferred taxes (Note 8)                                                                          4,973       14,003
   Goodwill and other intangible assets (Note 2)                                                   12,046       12,572
   Prepaid pension asset (Note 9)                                                                   3,815        3,930
---------------------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                                            $457,376     $355,435
---------------------------------------------------------------------------------------------------------------------------

   LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES:
   Bank overdrafts (Note 10)                                                                     $ 13,399      $ 7,799
   Current maturities of long-term debt and capital lease obligations (Note 11)                       395       12,725
   Short-term debt due to SNSA (Note 13)                                                                -       35,152
   Accounts payable and accrued liabilities (Note 12)                                              57,346       70,747
   Accrued salaries and benefits                                                                   17,360       17,272
   Other current liabilities                                                                       15,242       24,030
---------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                                103,742      167,725
---------------------------------------------------------------------------------------------------------------------------
   Long-term debt and capital lease obligations (Note 11)                                           2,174       58,712
   Long-term debt due to SNSA (Note 13)                                                                 -       47,878
   Minority interests (Note 20)                                                                       618          468
   Other non-current liabilities                                                                    2,850        3,721
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    5,642      110,779
---------------------------------------------------------------------------------------------------------------------------
   Commitments and contingencies (Notes 15 and 21)
   SHAREHOLDERS' EQUITY (NOTE
   17): Common Shares, $2.00 par value -- 25,000,000 shares authorized
      (1996: 25,000,000), 22,291,576 (1996: 6,007,000) shares issued
      and outstanding at November 30, 1997 and 1996, respectively                                  44,584       12,014
   Class B Shares, $2.00 par value-- 34,000,000 shares authorized
      (1996: 28,000,000), 34,000,000 (1996: 28,000,000) shares issued
      and outstanding at November 30, 1997 and 1996, respectively                                  68,000       56,000
   Paid-in surplus                                                                                217,770       23,812
   Retained earnings                                                                               27,561      (11,440)
   Cumulative translation adjustments                                                              (9,923)      (3,455)
---------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                               347,992       76,931
---------------------------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                                              $457,376     $355,435
===========================================================================================================================

   The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements. All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


===========================================================================================================================
                                                                                                            Cumulative
                                                          Common      Class B      Paid-in    Retained     translation
   (in thousands)                                         Shares       Shares      surplus     earnings    adjustments
---------------------------------------------------------------------------------------------------------------------------
   BALANCE, NOVEMBER 30, 1993                            $12,000      $56,000      $23,795      $18,035        $(9,919)
   Net loss                                                    -            -            -      (16,587)             -
   Translation adjustments, net                                -            -            -            -          4,242
---------------------------------------------------------------------------------------------------------------------------
   BALANCE, NOVEMBER 30, 1994                             12,000       56,000       23,795        1,448         (5,677)
   Net income                                                  -            -            -        2,014              -
   Translation adjustments, net                                -            -            -            -          1,367
---------------------------------------------------------------------------------------------------------------------------
   BALANCE, NOVEMBER 30, 1995                             12,000       56,000       23,795        3,462         (4,310)
   Net loss                                                    -            -            -      (14,902)             -
   Translation adjustments, net                                -            -            -            -            855
   Exercise of stock options                                  14            -           17            -              -
---------------------------------------------------------------------------------------------------------------------------
   BALANCE, NOVEMBER 30, 1996                             12,014       56,000       23,812      (11,440)        (3,455)
   Issuance of 8,050,000 Common Shares
      by way of Public Offering                           16,100            -       48,640            -              -
   Exchange of debt for 14,000,000 Class B Shares              -       28,000       29,593            -              -
   Issuance of 4,000,000 Common Shares
      by way of Public Offering                            8,000            -      107,057            -              -
   Conversion of 8,000,000 Class B
      Shares into Common Shares                            8,000      (16,000)       8,000            -              -
   Net income                                                  -            -            -       39,001              -
   Translation adjustments, net                                -            -            -            -         (6,468)
   Exercise of stock options                                 470            -          668            -              -
---------------------------------------------------------------------------------------------------------------------------
   BALANCE, NOVEMBER 30, 1997                            $44,584      $68,000     $217,770      $27,561        $(9,923)
===========================================================================================================================

   The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements. All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



===========================================================================================================================
   For the years ended November 30 (in thousands)                                       1997         1996         1995
---------------------------------------------------------------------------------------------------------------------------
   Cash flows from operating activities:
   Net income (loss)                                                               $  39,001     $(14,902)    $  2,014
   Adjustments to convert from net income (loss) to net
   cash provided by (used in) operating activities:
      Depreciation and amortization                                                   25,480       25,550       27,346
      Equity in earnings of non-consolidated joint ventures                          (12,242)      (5,483)      (6,439)
      Gain on sale of non-consolidated joint ventures                                      -            -         (732)
      Minority interest in consolidated subsidiaries                                     150          (37)           4
      Deferred tax provision (benefit)                                                 9,147       (2,821)       3,342
      Loss on disposal of subsidiary                                                       -        2,180            -
      (Gain) loss on sale of assets                                                   (4,856)        (231)         254
      Write down of certain assets                                                     4,157            -            -
      Other, net                                                                       2,534       (2,197)      (1,370)
   Changes in assets and liabilities:

      Increase in trade receivables                                                  (39,130)     (24,751)     (18,286)
      (Increase) decrease in prepaid expenses and other current assets                (3,599)      (2,795)       1,852
      (Increase) decrease in inventories and work-in-progress                         (2,427)      (1,348)         456
      (Decrease) increase in accounts and notes payable                              (10,094)      22,493       15,117
      Increase in accrued salaries and benefits                                        1,467        1,126        1,960
      (Decrease) increase in other current liabilities                                (6,659)       2,228         (627)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities                              2,929         (988)      24,891
   Cash flows from investing activities:
      Purchase of fixed assets                                                      (108,609)     (40,216)     (39,781)
      Increase in restricted cash deposits for purchase of fixed asset                     -       (3,878)           -
      Proceeds from sale of assets                                                       157          500        1,526
      Increase in investments and other long-term financial assets                       117         (367)       3,310
      Dividends from non-consolidated joint ventures                                   7,031       10,380            -
      Proceeds from disposal of non-consolidated joint venture                             -            -        2,165
---------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                         (101,304)     (33,581)     (32,780)
   Cash flows from financing activities:
      Net increase (decrease) in bank overdrafts                                       5,745        7,356         (787)
      Proceeds from issuance of long-term debt                                             -          600       43,793
      Repayments of long-term debt                                                   (65,097)     (17,731)      (7,714)
      Decrease (increase) in restricted cash deposits securing capital

         lease obligations and long-term debt                                          4,550        4,670       (5,090)
      Repayments of capital lease obligations                                           (257)        (887)      (1,977)
      (Decrease) increase in funding from SNSA                                       (23,541)      42,411      (22,738)
      Proceeds from the issuance of Common Shares                                    179,797            -            -
      Exercise of stock options                                                        1,138           31            -
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                      102,335       36,450        5,487
      Effect of exchange rate changes on cash                                            359          (18)          96
      Net increase (decrease) in cash and cash equivalents                             4,319        1,863       (2,306)
      Cash and cash equivalents at beginning of year                                   4,026        2,163        4,469
---------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of year                                     $   8,345     $  4,026     $  2,163
===========================================================================================================================

   The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 THE COMPANY

Stolt Comex Seaway S.A. ("SCS"), a Luxembourg company, and subsidiaries (the "Company") is one of the largest subsea services contractors in the world with services covering all phases of offshore oil and gas operations from exploration to decommissioning. The Company operates in more than 20 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa and the Middle East ("SEAME"), South America and the Gulf of Mexico.

The market for the Company's services is dependent upon the success of exploration and the level of production expenditure in the oil and gas industry. Traditionally, such expenditure is cyclical in nature and influenced by development costs and prevailing oil and gas prices as well as expectations about future supply and demand developments.

Over the past three years over sixty per cent of the Company's revenue has been generated from work performed in the North Sea. During the year, revenue from one customer represented $39.3 million or 9.1% (1996: $41.1 million or 13.1% and 1995: $69.1 million or 21.1%) of net operating revenue.

The Company has investments in several joint ventures, the most significant of which is Seaway Heavy Lifting Limited, a 50-50 joint venture between the Company and Lukoil-Kaliningradmorneft plc ("Lukoil"), a Russian Oil Company. This joint venture conducts installation, construction support and decommissioning activities with its heavy lift ship, the STANISLAV YUDIN. The remainder of the joint ventures in which the Company has interests have been entered into on project specific bases to enhance the range of services provided to the customer. In these joint ventures the Company will typically have interests ranging from 25% to 50%.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. Estimates are used in the determination of allowances for doubtful accounts, depreciation and amor-tization, employee benefit plans, taxes and contingencies among others.

2 ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. and include the accounts of all majority-owned companies. All signifi cant intercompany transactions and balances have been eliminated. The Company equity accounts for its non-consolidated joint ventures.

FOREIGN CURRENCY TRANSLATION The Company, incorporated in Luxembourg, has U.S. dollar ("$") share capital, and dividends are expected to be paid in U.S. dollars. As a result the Company's reporting currency is the U.S. dollar.

The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into U.S. dollars, in accordance with the provisions of Statement of Financial Accounting Standards No. 52 ("SFAS" No. 52"). Under SFAS No. 52, assets and liabilities denominated in foreign currencies are generally translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of shareholders' equity as "Cumulative translation adjustments" ("CTA"). Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in "Foreign currency exchange (loss) gain, net" in the accompanying consolidated statements of income. The functional currencies of the companies that comprise the North Sea region are Norwegian kroner and British pounds, while the more significant subsidiaries in the SEAME region have the French franc as their functional currency. The U.S. dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, Gulf of Mexico and South America regions.

In the year ended November 30, 1997 and in prior periods the Company's activities in Brazil have been accounted for in accordance with SFAS No. 52 as activities taking place in a hyperinflationary environment. Changes in the economic environment suggest that the conditions normally associated with a hyperinflationary economy no longer exist within Brazil. The Company will therefore cease to treat activities in Brazil as occurring in a hyperinflationary environment with effect from December 1, 1997. As the majority of the Company's activities in Brazil are U.S. dollar functional it is not anticipated that there will be any material effect on the Company's financial statements.

Certain loans made to subsidiary companies are considered as being of a long-term investment nature and exchange gains and losses thereon are reported within the CTA component of shareholders' equity. For each of these loans, no settlement is planned nor anticipated in the foreseeable future.

The Company uses various financial instruments to reduce its exposure to currency fluctuations. All of the instruments used are hedges against underlying operating or balance sheet exposures and the Company does not enter into open speculative positions. Accordingly, the Company recognizes gains or losses only on the completion of the underlying transaction. Losses are not deferred if it is estimated that deferral would lead to recognizing losses in later periods. As of November 30, 1997, the Company had entered into various forward exchange contracts to hedge identifiable foreign currency commitments totalling approximately $10.2 million (1996: $30.1 million and 1995: $21.0 million).

REVENUE RECOGNITION Long-term contracts are accounted for using the percentage of completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known.

A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business. The majority of such items are settled by the customers, but occasionally there is a time lag between the end of the project and the agreement of such variation orders. In these instances management make estimates of the recoverability of the sums involved and establish a reserve against related contract receivables. The net amounts recoverable at November 30, 1997 amounted to $3.8 million (1996: $12.0 million).

FIXED ASSETS Fixed assets are recorded at cost. Interest costs incurred between the date that financing is provided for an asset and the date that the asset is ready for use are capitalized. Capitalized interest was $1.1 million for the year ended November 30, 1997 (1996: $nil and 1995: $0.8 million). Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as described below.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

   Construction support ships                             6 to 25 years
   Operating equipment                                    7 to 10 years
   Buildings                                             20 to 33 years
   Other assets                                           5 to 10 years

Ships are depreciated to a residual value of 10% of acquisition cost which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.

Costs for fitting out construction support ships are capitalized and amortized over a period similar to the remaining useful life of the related equipment. Permanent marine stocks on ships are depreciated in a manner similar to their related ships.

Depreciation expense, which includes amortization of assets under capital leases, was approximately $25.0 million for the year ended November 30, 1997 (1996 and 1995: $25.0 and $26.8 million respectively).

Maintenance and repair costs, which are expensed as incurred, were $21.4 million for the year ended November 30, 1997 (1996 and 1995: $19.6 million and $10.9 million respectively).

Provisions for future ship related drydocking expenses are accrued evenly over the expected period between drydockings. At November 30, 1997 the provision amounted to $3.7 million (1996: $1.9 million). Such accrued drydocking expenses include only estimated costs that will be payable to third-party shipyards, technicians and materials and parts vendors.

GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is being amortized, on a straight-line basis, over periods of 15 to 30 years. Patents and brand names are being amortized over 5 and 30 years, respectively. At November 30, 1997 accumulated amortization of goodwill and other intangible assets was $2.8 million (1996: $2.3 million).

CASH AND CASH EQUIVALENTS Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

EARNINGS PER SHARE Earnings per share is computed using the weighted average number of Common and Class B Shares and equivalents outstanding during each period. The computation for the year ended November 30, 1997 is based upon Class B Shares 37,676,712 (1996 and 1995: 28,000,000), and Common Shares
12,905,644 (1996 and 1995: 6,000,000).

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings per Share" which is effective for financial statements issued in periods ending after December 15, 1997. The new standard requires changes in the computation, presentation and disclosure requirements for earnings per share calculations. Assuming the Company had adopted SFAS No. 128, the pro forma effect on the Company's earnings per share calculation for the three years ended November 30, 1997 is as follows:

                                          For the years ended November 30,
================================================================================
                                             1997      1996       1995
--------------------------------------------------------------------------------
  Earnings per share
  Basic                                     $1.26    $(0.75)     $0.10
  Diluted                                   $1.25    $(0.75)     $0.10
================================================================================

All earnings per share information has been restated to reflect the two-for-one stock split completed on January 9, 1998.

STOCK BASED COMPENSATION In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock Based Compensation". This statement establishes a fair value based method of accounting for an employee stock option or similar equity instrument, but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to con-tinue accounting for its stock based compensation awards to employees and directors under APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123 in Note 18.

CONSOLIDATED STATEMENT OF CASH FLOWS Cash interest payments (net of amount capitalized) and cash payments for income taxes during the year ended November 30, 1997 were respectively $9.2 million and $0.9 million, (1996: $8.0 million and ($0.9) million respectively and 1995: $11.1 million and ($0.2) million respectively).

Debt due to Stolt-Nielsen S.A. ("SNSA"), of $57.6 million was converted into 14,000,000 Class B Shares concurrent with the March 1997 equity offering. This has been treated as a non-cash transaction.

During the year ended November 30, 1997 the Company completed two non-cash, asset swap transactions with third parties. The fair value of the assets received was $9.1 million.

3 RESTRICTED CASH DEPOSITS

Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations.

4 TRADE RECEIVABLES

Trade receivables at November 30, 1997 of $146.7 million (1996: $116.1 million) are net of allowances for doubtful accounts of $2.2 million (1996:
$2.4 million).

5 INVENTORIES AND WORK-IN-PROGRESS

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

                                                        November 30
===============================================================================
  (in thousands)                                      1997     1996
-------------------------------------------------------------------------------
  Materials and supplies                            $ 1,290   $2,865
  Spare parts                                         2,868    3,236
  Fuels                                               1,044    1,132
  Work-in-progress and mobilizations                  5,680    2,244
-------------------------------------------------------------------------------
                                                    $10,882   $9,477
===============================================================================

Costs are generally determined in accordance with the weighted-average cost method. Costs of fitting out and preparing equipment for specific contracts are included in work-in-progress. Such costs, principally labor and materials, are amortized over the shorter of the expected duration of the contracts or the estimated useful life of the asset. Progress payments relating to work-in-progress were $2.0 million at November 30, 1997 (1996: $2.1 million).

6 FIXED ASSETS, NET

Fixed assets comprise the following:

                                                         November 30
===============================================================================
    (in thousands)                     1997               1996
-------------------------------------------------------------------------------
  Operating equipment              $116,818   33%     $124,600   45%
  Construction support
     ships                          215,302   60       128,304   46
  Land and buildings                 15,310    4        15,622    6
  Other assets                        8,819    3        10,052    3
-------------------------------------------------------------------------------
                                   $356,249  100%     $278,578  100%
-------------------------------------------------------------------------------
  Less: Accumulated
     depreciation and
     amortization                   111,850            106,135
-------------------------------------------------------------------------------
                                   $244,399           $172,443
-------------------------------------------------------------------------------

During the year the Company recognized a SFAS No. 121 impairment loss of $4.2 million. This loss related to certain subsea assets developed by the Company which were unable to generate sufficient utilization and therefore cashflows to support their net book value at this time. These assets were written down to values considered by management to be their fair market value. In addition a small number of obsolete items were also written down to $nil as management consider it unlikely that they will be utilized in 1998 and beyond.

During the year the Company completed two asset swap transactions with third-parties and recognized a gain of $4.9 million. This gain is included in other income (expense), net in the income statement.

7 INVESTMENTS IN AND ADVANCES TO NON-CONSOLIDATED JOINT VENTURES

Investments in and advances to non-consolidated joint ventures comprise the following:

                                                          November 30
===============================================================================
  (in thousands)                                        1997     1996
-------------------------------------------------------------------------------
  Seaway Heavy Lifting                                 $5,488   $2,918
  Project joint ventures                                2,671      (50)
  Other                                                   198        -
-------------------------------------------------------------------------------
                                                       $8,357   $2,868
===============================================================================

Taxation in respect of project joint ventures has been included in the results of the relevant subsidiaries. Undistributed reserves of all other joint ventures will suffer no further taxation on distribution.

Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements is as follows:

Income statement data:

                                                For the years ended November 30
===============================================================================
  (in thousands)                                    1997      1996     1995
-------------------------------------------------------------------------------
  Net operating revenue                           $150,758  $90,272  $114,679
  Gross profit                                      43,909   20,598    23,410
  Net income                                        32,822   11,224    13,710
-------------------------------------------------------------------------------

  Balance sheet data:

                                                                 November 30
===============================================================================
  (in thousands)                                           1997        1996
-------------------------------------------------------------------------------
  Current assets                                         $50,721     $15,035
  Non-current assets                                         834      11,063
  Current liabilities                                     31,287      19,988
  Non-current liabilities                                  3,000       3,000
-------------------------------------------------------------------------------

For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 1997, 1996 and 1995 respectively; charter hire of $11.0 million, $2.8 million, $17.0 million and other expenses $3.8 million, $19.1 million, $6.2 million. The joint ventures also received revenue of $2.1 million, $nil, $nil from the Company. The balance sheet data includes amounts payable to joint ventures by the Company of $nil and $9.8 million and amounts receivable by the Company of $8.3 million and $3.9 million at November 30, 1997 and 1996 respectively.

8 INCOME TAXES

The income tax (provision) benefit is as follows:

                                                    Year ended November 30
================================================================================
  (in thousands)                                  1997       1996        1995
--------------------------------------------------------------------------------
  Current                                      $ (1,991)   $(1,063)   $   (866)
  Deferred                                       (9,147)     2,821      (3,342)
--------------------------------------------------------------------------------
  Income tax (provision)
     benefit                                   $(11,138)   $ 1,758    $ (4,208)
================================================================================

The tax effects of temporary differences and net operating loss carryforwards at November 30, 1997 and 1996 are as follows:

                                                   November 30
===============================================================================
  (in thousands)                               1997           1996
-------------------------------------------------------------------------------
  Net operating loss carryforwards          $ 30,240       $ 47,389
  Other accruals--net                            568         (8,091)
  Fixed assets                               (15,865)       (12,364)
-------------------------------------------------------------------------------
  Net deferred tax asset before
     valuation allowance                      14,943         26,934
  Valuation allowance                         (9,970)       (12,931)
-------------------------------------------------------------------------------
  Net deferred tax asset                    $  4,973       $ 14,003
  Being:
  Deferred tax asset                        $  9,949       $ 15,853
  Deferred tax liability                      (4,976)        (1,850)
-------------------------------------------------------------------------------
                                            $  4,973       $ 14,003
===============================================================================

  A valuation allowance has been recorded to reduce the deferred tax assets to an amount that management believe is more likely than not to be realized.

  French and U.K. companies have unused net operating loss carryforwards, on a tax-effected basis, of $13.2 million and $14.5 million respectively. The U.K. tax losses may be carried forward indefinitely. The French unused net operating loss carryforwards may be carried forward as follows:

                                 November 30, 1997
===============================================================================
  Expires  1998                                                      $   104
           1999                                                        5,648
           2000                                                        1,059
           2003                                                        1,832
           2004                                                           51
           Unlimited                                                   4,471
-------------------------------------------------------------------------------
                                                                     $13,165
===============================================================================

The Company also had, at November 30, 1997 approximately $1.0 million of net operating loss carryforwards in Norway which will expire in 2006, $0.7 million of net operating loss carryforwards in Brazil which can be carried forward indefinitely and $0.9 million of net operating loss carryforwards in Australia which can also be carried forward indefinitely.

The income tax (provision) benefit at the Company's effective tax rate differs from the income tax (provision) benefit at the statutory rate. Principal reconciling items include the following:

=====================================================================================================
   Year ended November 30, 1997 (in thousands)             Norway       U.K.      Other      Total
-----------------------------------------------------------------------------------------------------
  Pretax income                                         $ 12,257   $ 22,226   $ 15,656   $ 50,139
  Utilization of prior year losses                             -          -     (8,784)    (8,784)
  Income in non-taxable areas                                  -          -     (5,777)    (5,777)
  Losses for which no benefit is recognized                    -          -      4,816      4,816
-----------------------------------------------------------------------------------------------------
  Taxable income                                          12,257     22,226      5,911     40,394
  Statutory tax rate                                          28%        31%        20%        28%
-----------------------------------------------------------------------------------------------------
  Tax at statutory rate                                   (3,432)    (6,890)    (1,154)   (11,476)
  Non-deductible depreciation and amortization               (53)       (98)      (202)      (353)
  Non-taxable dividend income from joint ventures              -          -      1,131      1,131
  Changes in tax rates                                         -       (918)         -       (918)
  Exchange gain                                                -          -        179        179
  Other                                                      174       (181)       306        299
-----------------------------------------------------------------------------------------------------
  Income tax (provision) benefit                        $ (3,311)  $ (8,087)  $    260   $(11,138)
=====================================================================================================

  Year ended November 30, 1996 (in thousands)
-----------------------------------------------------------------------------------------------------
  Pretax loss                                           $ (1,640)  $ (8,090)  $ (6,930)  $(16,660)
  Utilization of prior year losses                             -          -     (2,229)    (2,229)
  Losses for which no benefit is recognized                    -      1,051     16,137     17,188
-----------------------------------------------------------------------------------------------------
  Taxable (loss) income                                   (1,640)    (7,039)     6,978     (1,701)
  Statutory tax rate                                          28%        33%        37%        13%
-----------------------------------------------------------------------------------------------------
  Tax at statutory rate                                      459      2,323     (2,559)       223
  Non-deductible depreciation and amortization               (60)       (25)      (202)      (287)
  Exchange gain                                              (85)         -        315        230
  Non-taxable dividend income from joint ventures              -          -      1,554      1,554
  Other                                                     (208)      (583)       829         38
-----------------------------------------------------------------------------------------------------
  Income tax benefit (provision)                        $    106   $  1,715   $    (63)  $  1,758
=====================================================================================================


  Year ended November 30, 1995 (in thousands)
-----------------------------------------------------------------------------------------------------
  Pretax income (loss)                                  $ 12,901   $ (1,319)  $ (5,360)  $  6,222
  Utilization of prior year losses                             -          -     (3,190)    (3,190)
  Losses for which no benefit is recognized                    -          -     11,295     11,295
-----------------------------------------------------------------------------------------------------
  Taxable income (loss)                                   12,901     (1,319)     2,745     14,327
  Statutory tax rate                                          28%        33%        32%        28%
-----------------------------------------------------------------------------------------------------
  Tax at statutory rate                                   (3,612)       435       (892)    (4,069)
  Non-deductible depreciation and amortization               (14)       (20)      (202)      (236)
  Other                                                       10         59         28         97
-----------------------------------------------------------------------------------------------------
  Income tax (provision) benefit                        $ (3,616)  $    474   $ (1,066)  $ (4,208)
-----------------------------------------------------------------------------------------------------

The reported utilization of prior year losses against current year profits is in respect of entities where deferred tax assets had not previously been recognized in respect of those losses.

9 PENSION COMMITMENTS


The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relative to these plans for the years ended November 30, 1997, 1996 and 1995, was $0.4 million, $nil and $0.3 million respectively. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets primarily comprise of marketable securities.

Net periodic pension cost for the defined benefit pension plan for the years ended November 30, 1997, 1996 and 1995 comprised the following:

                                            Year ended November 30
=======================================================================
  (in thousands)                  1997          1996          1995
=======================================================================
-----------------------------------------------------------------------
  Service costs--
     benefits earned
     during the period          $ 1,617       $ 1,238       $ 1,138
  Interest cost on
     benefit obligation           1,029           946           730
  Actual return on plan
     assets                      (1,211)       (1,052)         (913)
  Contribution by employees        (123)         (132)            -
  Net amortization and
     deferral                       143           213            50
-----------------------------------------------------------------------
  Net periodic pension cost     $ 1,455       $ 1,213       $ 1,005
-----------------------------------------------------------------------

The following table sets forth the funded status of the pension plans:

                                                        November 30
========================================================================
  (in thousands)                                       1997      1996
========================================================================
------------------------------------------------------------------------
  Actuarial present value of benefit obligations:
  Vested benefit obligation                          $13,268   $11,040
  Accumulated benefit obligation                      13,268    11,040
  Projected benefit obligation                        16,479    14,601
  Plan assets at fair value                           17,214    15,979
------------------------------------------------------------------------
  Projected benefit obligation less
     than plan assets                                    735     1,378
  Unrecognized net loss                                3,080     2,552
------------------------------------------------------------------------
  Prepaid pension asset                              $ 3,815   $ 3,930
------------------------------------------------------------------------

The weighted average assumptions used in determining the funded status of the pension plans in 1997, 1996 and 1995 are as follows:

===================================================================
                                         1997    1996     1995
-------------------------------------------------------------------
  Discount rate                          7.5%    7.4%     7.25%
  Expected rate of return
     on assets                           7.8%    7.4%     7.5%
  Assumed rate of increase
     in compensation level               4.5%    4.3%     4.5%
-------------------------------------------------------------------

In France and Asia Pacific, retirement indemnities, for which the Company has accrued $0.3 million at November 30, 1997 and $0.6 million at November 30, 1996 are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels.

10 BANK OVERDRAFT AND LINES OF CREDIT FACILITIES

The Company has external, third-party bank overdraft and line of credit facilities and short-term loan notes totalling $60.3 million (1996: $61.6 million). Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.75% to 8.25%, excluding Brazil where interest rates were 3.26% per month at November 30, 1997. As of November 30, 1997 borrowings under these facilities totalled $13.4 million (1996: $7.8 million).

11 LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt, excluding borrowings from SNSA, comprises of the following:

                                                           November 30
=========================================================================
(in thousands)                                         1997      1996
-------------------------------------------------------------------------
Borrowing from bank, at a London-based
 borrowing rate plus 1%, payable in semi-annual
 installments, maturing in November 2000,
 collateralized by certain construction ships
 and guaranteed by SNSA                             $      -   $ 67,958
Other collateralized borrowings from banks             2,538      3,206
-------------------------------------------------------------------------
                                                       2,538     71,164
  Less: Current portion                                  387     12,452
-------------------------------------------------------------------------
  Long-term debt                                    $  2,151   $ 58,712
-------------------------------------------------------------------------

  The net book value of assets collateralizing this debt is $4.6 million.

Total debt outstanding at November 30, 1997 is repayable in the following currencies:

===================================================
  (in thousands)
---------------------------------------------------
  Norwegian kroner                        $1,469
  U.S. dollars                               716
  French francs                              353
---------------------------------------------------
                                          $2,538
---------------------------------------------------

Scheduled annual principal repayments of debt for the fiscal years subsequent to November 30, 1997 are as follows:

===================================================
  (in thousands)
---------------------------------------------------
  Within one year                         $  387
  Between one and two years                  163
  Between two and three years                 98
  Between three and four years                98
  Between four and five years                 95
  Thereafter                               1,697
---------------------------------------------------
                                          $2,538
---------------------------------------------------

At November 30, 1997 property under capital leases, comprising operating and other equipment, amounts to $0.1 million at cost. Accumulated amortization of these leases is $nil.

Minimum payments under capital leases at November 30, 1997, which are due primarily in Australian dollars, are as follows:

===================================================
  (in thousands)
---------------------------------------------------
  Within one year                            $10
  Outwith one year                            26
---------------------------------------------------
  Total minimum lease payments                36
  Less: Amount representing interest and
     executory costs                          (5)
---------------------------------------------------
  Present value of net minimum lease
     payments                                $31
---------------------------------------------------

12 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprise of the following:

                                              November 30
===============================================================
  (in thousands)                           1997      1996
---------------------------------------------------------------
  Trade payables                         $30,360   $39,762
  Invoice accruals                        24,530    29,659
  Short-term payable due to SNSA           1,855         -
  Trade notes payable                          5     1,319
  Other                                      596         7
---------------------------------------------------------------
                                         $57,346   $70,747
---------------------------------------------------------------

13 RELATED PARTY TRANSACTIONS

Related party transactions for the years 1997, 1996 and 1995 consisted of the following:

                                    Year ended November 30
================================================================
  (in thousands)                1997       1996       1995
----------------------------------------------------------------
  Interest charges             $3,829     $3,942     $5,534
  Guarantee fees               $  756     $  764     $  624
  Management services          $1,600     $1,601     $1,200
----------------------------------------------------------------

The interest rate charged on the SNSA debt classified long-term was 7.5%. Interest on short-term debt was priced according to market rates at the time. The Company pay a guarantee fee of 0.5% to SNSA. The latter provide guarantees in respect of banking and performance bond facilities. Management service charges represent charges for various management services including legal, treasury and administrative services performed by SNSA on behalf of the Company.

Amounts due to SNSA:

                                        November 30
==========================================================
  (in thousands)                   1997        1996
----------------------------------------------------------
  Short-term payable             $1,855     $      -
  Short-term debt                     -       35,152
  Long-term debt                      -       47,878
----------------------------------------------------------
                                 $1,855     $ 83,030
----------------------------------------------------------

The short-term payable to SNSA relates to outstanding interest charges and guarantee fees.

Concurrent with the March 1997 equity offering, the Company exchanged approximately $57.6 million of debt due to SNSA for 14,000,000 Class B Shares.

14 RESTRUCTURING AND REORGANIZATION PROGRAM

During 1995, the Company incurred certain non-recurring costs related to changes in the business environment. These included (i) $2.6 million associated with the reassessment of asset lives and values; (ii) $2.3 million in connection with redundancy costs; and (iii) $4.1 million relating to relocation and lease termination charges. These costs were included in operating expenses ($4.7 million), administrative and general expenses ($2.0 million) and other expense ($2.3 million) in 1995.

As part of the plan to streamline the Asia Pacific region, the disposal of the Company's minority share in the Malaysian joint ventures Sarku Comex and Sarku Comex Marine, was successfully completed during the first quarter of 1995.

In 1996, a provision of approximately $2.2 million was made for a loss on the disposal of the Company's French civil engineering business. This charge was included in other expense.

As of November 30, 1997 there was no material remaining liability relating to the 1995 non-recurring charges. As of November 30, 1997 there was a remaining liability of $0.6 million relating to non-recurring charges for the disposal of the Company's French civil engineering business.

15 OPERATING LEASES

Total operating lease commitments as of November 30, 1997 amount to $56.5 million. Charter obligations towards certain construction support, diving support, survey and inspection ships account for $53.4 million of these. The remaining obligations relate to office facilities and equipment.

Total minimum annual lease commitments which are payable are as follows:

------------------------------------------------------
(in thousands)
------------------------------------------------------
Within one year                        $15,331
Between one and two years               14,907
Between two and three years              9,390
Between three and four years             9,536
Between four and five years              7,183
Thereafter                                 118
------------------------------------------------------
                                       $56,465
------------------------------------------------------


------------------------------------------------------
(in thousands)
------------------------------------------------------
Belgian francs                         $31,114
Norwegian kroner                        23,462
British pounds                             964
Australian dollars                         645
Singapore dollars                          280
------------------------------------------------------
                                       $56,465
------------------------------------------------------

In October 1991, the Company entered into an agreement with the Russian owner of a heavy lift support ship to establish a 50-50 joint venture which will timecharter the ship from the owner and operate the ship in projects in which heavy lifting is a major part of the total work scope. In accordance with the agreement, the joint venture has timechartered the ship since 1992. In 1997 charterhire was $3.96 million. The charterparty has been extended until October 1998. A proposal has been made to extend this charterparty. This commitment is not included in the amounts shown above.

Total operating lease rentals charged as an expense for the year ended November 30, 1997 were $11.4 million (1996: $10.9 million and 1995:
$14.3 million).

16 OPERATIONS BY GEOGRAPHICAL AREAS AND BUSINESS SEGMENT

The Company operates in one business segment. The following table presents information by geographical areas:

--------------------------------------------------------------------------
Year ended                                            Net           Net
November 30,                Net                 operating     operating
1997                  operating        % of        income        margin
(in thousands)          revenue       total        (loss)           (%)
--------------------------------------------------------------------------
U.K.                   $153,019          36%      $25,220            17%
Norway                   90,146          21        11,932            13
Other North Sea          19,806           5           (41)            0
SEAME(a)                 75,738          17         6,330             8
Asia Pacific             39,555           9         5,931            15
South America            43,699          10         5,001            11
Gulf of Mexico            9,163           2           114             1
--------------------------------------------------------------------------
Total                  $431,126         100%      $54,487            13%
--------------------------------------------------------------------------



--------------------------------------------------------------------------
Year ended                                            Net           Net
November 30,                Net                 operating     operating
1996                  operating        % of        income        margin
(in thousands)          revenue       total        (loss)           (%)
--------------------------------------------------------------------------
U.K.                   $ 90,805          29%      $13,051            14%
Norway                  111,619          36        (7,953)           (7)
Other North Sea           4,678           1           469            10
SEAME(a)                 44,612          14        (6,189)          (14)
Asia Pacific             39,136          12        (1,724)           (4)
South America            14,316           5         2,109            15
Gulf of Mexico            8,192           3        (3,200)          (39)
--------------------------------------------------------------------------
Total                  $313,358         100%      $(3,437)           (1)%
--------------------------------------------------------------------------



--------------------------------------------------------------------------
Year ended                                            Net           Net
November 30,                Net                 operating     operating
1995                  operating        % of        income        margin
(in thousands)          revenue       total        (loss)           (%)
--------------------------------------------------------------------------
U.K.                   $ 68,486          21%      $10,814            16%
Norway                  144,722          44        13,656             9
Other North Sea           4,030           1           531            13
SEAME(a)                 59,782          18        (5,660)          (10)
Asia Pacific             34,914          11        (2,141)           (6)
South America            15,108           5         1,992            13
--------------------------------------------------------------------------
Total                  $327,042         100%      $19,192             6%
--------------------------------------------------------------------------
(a) Southern Europe, Africa and the Middle East.

The Company operates its property, plant and equipment on a worldwide basis without restriction to specific locations. Accordingly the allocation of capital expenditures and identifiable assets to specific geographic areas is not possible. Inter-regional revenue was not significant.

17 COMMON SHARES AND CLASS B SHARES

The Company has authorized Share Capital consisting of 25,000,000 Common Shares, par value $2.00 per share, and 34,000,000 Class B Shares, par value $2.00 per share. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholders. On March 17, 1997 the Company completed a public offering of 8,050,000 Common Shares. Concurrent with the offering, the Company exchanged 14,000,000 Class B Shares for approximately $57.6 million of indebtedness owed to SNSA. On November 20, 1997 the Company completed a public offering of 8,000,000 Common Shares, of which 4,000,000 were sold by the Company and 4,000,000 were sold by SNSA. The shares sold by SNSA were initially converted to 4,000,000 Common Shares from 8,000,000 Class B Shares. On January 9, 1998 the Company completed a two-for-one stock split which was effected by means of a stock dividend distribution. All share data has been restated to reflect this transaction.

At November 30, 1997, 22,291,576 Common Shares were outstanding and 34,000,000 Class B Shares were outstanding. SNSA hold 100% of the Class B Shares which represents an economic interest of 43% of the Company and 60% of the voting rights.

Common and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of a recapitalization, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares, which require an affirmative vote of the holders of a majority of the outstanding Common Shares and Class B Shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares and Class B Shares, after which no further allocations are required until further issuance of shares.

The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares and Class B Shares has heretofore been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

Retained earnings that represent undistributed earnings of non-consolidated joint ventures amounted to $6.0 million at November 30, 1997 (1996: $4.1 million).

18 STOCK OPTION PLAN

On April 28, 1993 the Company adopted a stock option plan ("the Plan") under which 2,150,000 Common Shares are reserved for issuance. The Company accounts for awards granted to directors and key employees under APB Opinion No. 25, under which compensation cost will be recognized for any stock options granted at an exercise price less than the market value of the options on the grant date. Had compensation cost for all stock option grants in fiscal years 1997 and 1996 been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been decreased to the following pro forma amounts:

                                                 November 30
================================================================
(in thousands)                              1997        1996
----------------------------------------------------------------
Net income (loss) as reported            $39,001   $(14,902)
Net income (loss) pro forma               38,560    (15,019)
Primary earnings per share as reported      1.23      (0.75)
Primary earnings per share pro forma        1.21      (0.75)
----------------------------------------------------------------

Options may be granted under the Plan which are exercisable during periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. The Plan is administered by a Compensation Committee appointed by the Company's Board of Directors. Options are awarded at the discretion of the Company to directors and key employees.

The following table reflects activity under the plan for the two year period ended November 30, 1997:

                                                        Year ended November 30
================================================================================
                                     1997                        1996
--------------------------------------------------------------------------------
                                          WEIGHTED                    Weighted
                                           AVERAGE                     Average
                                          EXERCISE                    Exercise
                               SHARES        PRICE         Shares        Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year           562,660      $ 4.565        430,820       $ 4.86
Granted                       200,000       8.6875        180,000       4.0625
Exercised                    (234,576)        4.91         (7,000)        4.41
Cancelled                     (22,680)        5.40        (41,160)        5.50
--------------------------------------------------------------------------------
Outstanding at end
  of year                     505,404      $ 5.995        562,660      $ 4.565
Exercisable at end
  of year                     139,118      $ 4.545        154,618      $ 5.255
Weighted average fair
  value of options
  granted                                 $15.1625                     $6.9125
--------------------------------------------------------------------------------

The fair price of each stock option grant is estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

================================================================
                                       1997          1996
----------------------------------------------------------------
  Risk free interest rates             6.25%         6.81%
  Expected lives                   10 YEARS      10 years
  Expected volatility                  50.8%         56.6%
  Expected dividend yields                0%            0%

----------------------------------------------------------------

  The following table summarizes information about stock options outstanding at November 30, 1997:

--------------------------------------------------------------------------
                            Options
Award        Options      currently          Exercise       Expiration
year     outstanding    exercisable             price             date
--------------------------------------------------------------------------
1993          12,580         12,580           $  7.75         May 2003
1994          39,754         29,814           $  4.50       April 2004
1995         127,820         63,912           $4.1875        June 2005
1996         131,250         32,812           $4.0625       March 2006
1997         194,000              -           $8.6875       March 2007
--------------------------------------------------------------------------
            505,404         139,118
--------------------------------------------------------------------------

19 PROFIT SHARING PLAN

During 1993, the Company adopted a profit sharing plan which distributes 10% of the Company's net income after specified adjustments, to certain of its employees worldwide, excluding those covered by collective bargaining agreements. The determination of an employee's individual award will be based on salary and overall contribution to the Company. This plan is administered by the Compensation Committee appointed by the Company's Board of Directors. For the year ended November 30, 1997 $3.8 million (1996 and 1995: $nil) has been included in the income statement.

20 SALE OF SHARES IN SUBSIDIARY

In September 1995, the Company disposed of 20% of the shares in its subsidiary in Brazil for a non-cash consideration of $0.5 million. The minority interest in the subsidiary amounted to $0.6 million at November 30, 1997 (1996: $0.5 million).

21 COMMITMENTS AND CONTINGENCIES

The Company has guaranteed long-term debt, short-term lines of credit and performance bonds amounting to $5.5 million at November 30, 1997. In addition, SNSA has given guarantees covering short-term lines of credit and performance bonds on behalf of the Company totalling $75.9 million at November 30, 1997.

During 1997, the Company incurred capital expenditure of $108.6 million with an additional $19.7 million being committed for 1998.

Kingfisher D.A., a newly formed 50-50 joint venture is to acquire a ship to be named the Seaway Kingfisher at an approximate cost of $17.0 million.

The Swiss Court of Insurance "Tribunal Federal des Assurances" entered a judgement on April 29, 1992 against Sogexpat S.A. ("Sogexpat"), a subsidiary of the Company, in litigation brought by a Swiss governmental entity claiming payment of social security contributions in arrears. During the year ended November 30, 1993, the Company wound up Sogexpat and transferred the employees to other Group companies.

The French government has investigated Stolt Comex Seaway S.A. of France alleging violations of French labor and social security legislation. Civil complaints have been filed against certain subsidiaries of the Company which have resulted in court decisions against them. Such decisions have been appealed. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits. Some of the proceedings have recently commenced while some have already resulted in court decisions. One such decision has been appealed to the French Supreme Court. While the Company believes that its subsidiaries have meritorious defences in these cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity.

Coflexip S.A. have commenced legal proceedings against three subsidiaries of the Company claiming infringement of a certain patent relating to flexible flowline laying technology in the U.K.. Management is of the opinion that Coflexip S.A.'s said patent is not valid and, therefore, has made no provision in the financial statements relating to these proceedings.

The Company believes that such legal proceedings will not have a material adverse affect on the Company's business or financial condition.

In the ordinary course of business, various claims, suits and complaints have been filed against the Company. In the opinion of management, all such matters are adequately covered by indemnity agreements, recorded provisions in the financial statements and insurance or, if not so covered, would not have a material effect on the financial position, results of operations or cash flows of the Company if resolved unfavourably.

22 FAIR VALUE OF FINANCIAL INSTRUMENTS

All of the Company's derivative activities are over the counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. All of the Company's derivative instruments are straight forward foreign exchange forward and option contracts which subject the Company to a minimum level of exposure risk. The Company does not consider it has a material exposure to credit risk from third-parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing between December 22, 1997 and December 29, 1998 were outstanding at November 30, 1997:

---------------------------------------------------
(in thousands)               Purchase     Sell
---------------------------------------------------
French francs                  17,064        -
Belgian francs                 71,839        -
Danish kroner                   5,054        -
British pounds                  2,601    1,693
U.S. dollars                        -    7,329
---------------------------------------------------

The table above includes certain currency positions which effectively have been closed by entering into offsetting foreign exchange contracts.

The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $10.1 million and to sell was $10.2 million at November 30, 1997.

The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair values, thus the estimated provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

                                          November 30, 1997
----------------------------------------------------------------
(in millions)               Carrying amount      Fair value
----------------------------------------------------------------
FINANCIAL ASSETS
Cash and cash equivalents             $ 8.3           $ 8.3
FINANCIAL LIABILITIES
Bank overdrafts                        13.4            13.4
Long-term debt                          2.5             2.5
OFF BALANCE SHEET FINANCIAL
   INSTRUMENTS
Foreign exchange forward contracts        -             0.1
----------------------------------------------------------------

The carrying amounts of cash and cash equivalents, bank overdrafts and all other financial instruments are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates at November 30, 1997 using debt instruments of similar risk. The fair values of the Company's foreign exchange forward hedge contracts are based on their estimated termination values at November 30, 1997.

23 SUBSEQUENT EVENTS

With effect from January 9, 1998 the Company completed a two-for-one stock split which was effected by means of a stock dividend distribution. The Company now has approximately 39.3 million Common Shares and Common Share equivalents outstanding.

Subsequent to November 30, 1997 the Company concluded an agreement with Midland Bank plc and Den norske Bank ASA to provide a five year revolving credit facility. This facility is secured by first priority mortgages over certain of the Company's ships.

CORPORATE INFORMATION

STOLT COMEX SEAWAY LTD.             STOLT COMEX SEAWAY AUSTRALIA PTY LTD.
Bucksburn House                     Level 2
Howes Road                          30 Hasler Road
Bucksburn                           Herdsman Business Park
Aberdeen AB21 9RQ, Scotland         Osborne Park WA 6017, Australia
Tel: +44 (0) 1224 718200            Tel: +61 (0) 8 9446 6700
Fax: +44 (0) 1224 715129            Fax: +61 (0) 8 9446 4822


STOLT COMEX SEAWAY A/S              STOLT COMEX SEAWAY TECNOLOGIA SUBMARINA S.A.
Skogst0straen 37                    Av. Prefeito Aristeu Ferreira da Silva
P.O. Box 740                        1661 Novo Cavaleiros - Macae - RJ
N-4001 Stavanger, Norway            27930-070, Brazil
Tel: +47 51 84 50 00                Tel: +55 (0) 24 773 3131
Fax: +47 51 83 59 00                Fax: +55 (0) 24 773 4578


STOLT COMEX SEAWAY S.A.             SEAWAY HEAVY LIFTING
B.P. 69                             ENGINEERING B.V.
467 Chemin du Littoral              Wiltonstraat 11-13
13321 Marseille Cedex 16, France    2722 NG Zoetermeer, The Netherlands
Tel: +33 (0) 4 91 09 68 01          Tel: +31 (0) 79 341 7114
Fax: +33 (0) 4 91 09 68 00          Fax: +31 (0) 79 342 8404


STOLT COMEX SEAWAY INC.
1340 Poydras Street
Suite 2100
New Orleans, LA 70112, U.S.
Tel: +1 504 566 1900
Fax: +1 504 566 9383

STOCK TRADING HISTORY

NASDAQ
============================================================================
For the years ended          QTR. 1    QTR. 2      QTR. 3      QTR. 4
----------------------------------------------------------------------------
1997
HIGH                        $ 9 7/8    $11 19/32   $26 11/16   $33 3/16
LOW                         $ 7 7/16   $ 8 13/16   $11  5/16   $24 8/16
----------------------------------------------------------------------------
1996
High                        $ 5        $ 7 11/16   $ 7 1/16    $ 9 3/8
Low                         $ 3 15/16  $ 4 1/16    $ 4 15/16   $ 5 7/16
----------------------------------------------------------------------------
1995
High                        $ 4 11/16  $ 4 11/16   $ 5 9/16    $ 5 3/4
Low                         $ 3 1/8    $ 3 1/4     $ 4 3/16    $ 4 3/8
----------------------------------------------------------------------------

Oslo Stock Exchange (Norwegian kroner)
============================================================================
                             QTR. 1    QTR. 2    QTR. 3    QTR. 4
----------------------------------------------------------------------------
1997
HIGH                              -         -    190.00    272.50
LOW                               -         -     86.00    179.25
----------------------------------------------------------------------------
All stock price data has been restated to reflect the two-for-one stock split completed on January 9, 1998.

SHAREHOLDER INFORMATION                 INVESTOR RELATIONS AND PRESS INQUIRIES

STOCK LISTINGS                          Shareholders, securities analysts,
                                        portfolio managers, representatives
COMMON SHARES - On Nasdaq under         of financial institutions, and the
symbol SCSWF and on the Oslo Stock      press may contact:
Exchange under symbol SCS
                                        Wlliam W. Galvin
SHARES OUTSTANDING (as of               Galvin Partnership
November 30, 1997 adjusted for two      515 Madison Avenue
for one share split in January 1998)    37th Floor
                                        New Yrok, NY 10022 U.S.
Common Shares - 22,291,276              Telephone: +1 212 838 5454
                                        Fax:       +1 212 755 3204
Class B Shares - 34,000,000             E-Mail:    wgalvin@stolt.com

Each Common Share and each Class B      Julian Thomson
Share carry one voting right. Each      Group Manager Marketing & Communications
Class B Share represents one-half of    Stolt Comex Seaway M.S. Ltd.
the economic interest of one Common     Bucksburn House
Share. Therefore there are a total of   Howes Road
39,291,576 Common Share equivalents     Bucksburn
outstanding. All of the Class B         Aberdeen AB21 9RQ Scotland
Shares are owned by Stolt Parcel        Telephone: +44 (0)1224 718436
Tankers Inc., a wholly owned            Fax:       +44 (0)1224 715125
subsidiary of Stolt-Neilsen S.A.        E-Mail:    jthomson@stoltcomexseaway.com

COUNTRY OF INCORPORATION - Luxembourg   TRANSFER AGENTS AND REGISTRARS

SHAREHOLDER INFORMATION MEETINGS        COMMON SHARES
                                        First Chicago Trust Company
March 26, 1998 at 10:30 AM              PO Box 2500
Citibank N.A.                           Jersey City, NJ 07303 U.S.
399 Park Avenue                         Telephone +1 201 324 0498
Twelfth Floor
New York, NY 10043 U.S.                 COMMON SHARES - VPS
                                        Den norske Bank ASA
April 15, 1998 at 9:30 AM               Stranden 21
Den norske Bank ASA                     N-0250 Oslo 2, Norway
Auditory                                Telephone: +47 22 48 12 17
Stranden 21
N-0250 Oslo 2, Norway                   AUDITORS

ANNUAL GENERAL MEETING                  Arthur Andersen
                                        18 Charlotte Square
April 16, 1998 at 11:00 AM              Edenburgh EH2 4DF Scotland
Kredietrust
11, rue Aldringen                       DIVIDENDS
L-2960 Luxembourg
                                        The Company currently intends to
FINANCIAL INFORMATION                   retain any earnings for the future
                                        operation and growth of the business.
Copies of press releases, quarterly     The Board of Directors will review
earnings releases, annual report, and   this policy from time to time in
SEC Form 20-F are available free of     light of the Company's earnings,
charge by contacting:                   financial condition, prospects, tax
                                        considerations, and foreign exchange
Samira Ashraf                           rates. The Company will pay
Stolt-Neilsen Ltd.                      dividends, if an, in U.S. dollars.
Aldwych House
71-91 Aldwych
London WC2B 4HN England
Telephone +44 (0)171 611 8963
Fax       +44 (0)171 611 8952
E-Mail:   sashraf@stolt.com

This information is also available on the internet at:
http://www.huginonline.com/HOL/SCS/index_e.html